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                                                                      Exhibit 99

                                  RISK FACTORS


RISKS RELATED TO OUR BUSINESS

WE HAVE A HISTORY OF SIGNIFICANT OPERATING LOSSES AND EXPECT THESE LOSSES TO CONTINUE IN THE FUTURE.

         We have experienced significant operating losses since our inception and expect these losses to continue for the foreseeable future. We had a net loss of approximately $2,816,000 for the fiscal year ended August 31, 2000, and, as of August 31, 2000, we had an accumulated deficit of approximately $70,000,000. The losses have resulted primarily from costs incurred in research and development and from general and administrative costs associated with our operations. These costs have exceeded our revenues which to date have been generated principally from collaborations and government grants. We anticipate incurring additional losses this year and in future years and cannot predict when, if ever, we will achieve profitability. These losses may increase in the near future as we expand our research and development activities. In addition, our partners' product development efforts which utilize our products are at an early stage and, accordingly, we do not expect our losses to be substantially mitigated by revenues from milestone payments or royalties under those agreements for a number of years, if ever.

USE OF GENOMIC INFORMATION TO DEVELOP OR COMMERCIALIZE PRODUCTS IS UNPROVEN.

         The development of new drugs and the diagnosis of disease based on genomic information is unproven. Our business strategy is based on the assumption that identifying and characterizing genes and sequencing select human genes and the genomes of select pathogens may help scientists better understand complex disease processes and develop drugs to treat these diseases. There is limited understanding of the roles of genes in diseases. Few therapeutic, vaccine or diagnostic products based on genomic information have been developed and commercialized. To date, no one has developed or commercialized any pharmaceutical, diagnostic or vaccine products based on our technologies. If we fail to identify genes useful for the discovery and development of such products, or if partners are unable to use the genomic information that we provide to them to develop such products, our current and potential customers may lose confidence in our products or their value for drug discovery, and our business may suffer as a result.

WE RELY HEAVILY UPON EXISTING AND PROSPECTIVE ALLIANCE PARTNERS AND LICENSEES, AND A SIGNIFICANT PORTION OF OUR REVENUE HAS BEEN DERIVED FROM ONE ALLIANCE PARTNER.

         Our strategy for developing and commercializing therapeutic, vaccine and diagnostic products depends, in large part, on strategic alliances and licensing arrangements with pharmaceutical and biotechnology partners. We currently have alliances with AstraZeneca, bioMerieux, Schering-Plough, and Wyeth-Ayerst. We have received a substantial portion of our
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revenue from these alliances, and we expect to continue to do so. Under these arrangements we are entitled to receive payments and royalties based on the achievement by us and our partners of certain development milestones and the successful development of products arising from the collaborations. Although we have achieved many of the scientific milestones under our agreements, we cannot assure you that we will continue these achievements in the future or that milestones dependent on our partners' development and commercialization activities will be attained.

         In addition, we cannot assure you that we will maintain our current collaborations or establish additional collaborations. Competition among genomics companies for collaborations with pharmaceutical companies is intense. This competition is enhanced by the trend towards consolidation among large pharmaceutical companies. Consequently, we cannot be sure that we will be able to enter into new collaborations or maintain our existing ones, and any new or renewed collaborations may be on terms less favorable to us than past collaborations. Our failure to maintain existing collaborations or to enter into additional collaborations would have a material adverse effect on our business. In particular, if funding from partners was not available or was reduced, we would need to devote additional internal resources to our research programs or possibly scale back or terminate some programs.

         Since 1996, we have received a significant amount of revenues based on payments under our alliances with Schering-Plough. We have two infectious disease alliances with Schering-Plough and a third alliance with Schering-Plough that relates to asthma genetics. The funded research phase under these agreements is scheduled to end in September 2001 (with respect to the infectious disease alliances) and December 2001 (with respect to asthma alliance). In addition, Schering-Plough is a subscriber to our PathoGenome Database. For the fiscal years ended August 31, 1998, 1999, and 2000, revenues from Schering-Plough accounted for approximately 71%, 75% and 45%, respectively, of our total revenue. If Schering-Plough fails to extend the funded research phase of the agreements scheduled to end in September 2001 or December 2001, we would lose significant research funding, which could have a material adverse effect on us.

         Our strategy includes entering into multiple, concurrent alliances. We cannot assure you that we will be able to continue to manage multiple alliances successfully. The risks we face in managing multiple alliances include maintaining confidentiality among partners, avoiding conflicts between partners and avoiding conflicts between us and our partners. If we fail to manage our alliances effectively, or if any of the problems described above arise, one or more of the following could occur which could have a material adverse effect on our business:

-        use of significant resources to resolve conflicts

-        delay in research

-        legal claims involving significant time

-        expense


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-        loss of reputation

-        termination of one or more alliances

-        loss of capital and loss of revenues

         If our partners develop products using our genomic information we will rely on these partners for product development, regulatory approval, manufacturing and marketing of those products before we can receive some of the milestone payments, royalties and other payments to which we may be entitled under the terms of some of our collaboration agreements. Our agreements with our partners typically allow the partners significant discretion in electing whether to pursue any of these activities. We cannot control the amount and timing of resources our partners may devote to our programs or potential products. As a result, we cannot assure you that our partners will perform their obligations as expected. In addition, if a partner is involved in a business combination, such as a merger or acquisition, or changes its business focus, its performance may suffer and, as a result, we may not generate any revenues from the royalty, milestone and similar payment provisions of our alliance agreement with that partner.

OUR ALLIANCE PARTNERS MAY NOT BE SUCCESSFUL IN DEVELOPING OR COMMERCIALIZING THERAPEUTIC, DIAGNOSTIC OR VACCINE PRODUCTS UNDER OUR AGREEMENTS WITH THEM.

         Development of therapeutic, diagnostic and vaccine products based on our discoveries will be subject to the high risks of failure inherent in the development or commercialization of health care products. These risks include the possibility that any such products will be found to be toxic, be found to be ineffective, fail to receive and maintain necessary regulatory approvals, be difficult or impossible to manufacture on a large scale, be uneconomical to market, fail to be developed prior to the successful marketing of similar products by competitors or infringe on proprietary rights of third parties.

         We derive a substantial portion of our revenues from fees paid by pharmaceutical companies for our information, products and services. We expect that pharmaceutical and biotechnology companies will be our primary source of revenues for the foreseeable future. As a result, we are subject to risks and uncertainties that affect the pharmaceutical and biotechnology industries and to reduction and delays in research and development expenditures by companies in these industries. These effects on the pharmaceutical and biotechnology industries may affect our ability to conclude deals with collaborative partners.

         In addition, our future revenues may be adversely affected by mergers and consolidation in the pharmaceutical and biotechnology industries, which will reduce the number of our potential customers. Large pharmaceutical and biotechnology customers could also decide to conduct their own genomic programs, rely on publicly available information or joint consortia or seek other providers instead of using our products and services.

THE GENOMICS INDUSTRY IS INTENSELY COMPETITIVE AND EVOLVING.


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         There is intense competition among entities attempting to sequence segments of the human genome and identify genes associated with specific diseases and develop products and services based on these discoveries. We face competition in these areas from genomic, pharmaceutical, biotechnology and diagnostic companies, academic and research institutions and government or other publicly-funded agencies, both in the United States and abroad. Some of our competitors are developing databases containing gene sequence, gene expression, genetic variation or other genomic information and are marketing or plan to market their data to pharmaceutical companies. Additional competitors may attempt to establish databases containing this information in the future. In addition, some entities are attempting to identify and patent randomly sequenced genes and gene fragments, while others are pursuing a gene identification, characterization and product development strategy based on other genomic technologies. Numerous pharmaceutical companies also are developing genomic research programs, either alone or in partnership with our competitors. Competition among these entities to sequence genes, identify and characterize genes of interest, obtain patent protection and market this genomic information is intense and is expected to increase. In order to compete against existing and future technologies, we will need to demonstrate to potential customers that our technologies and capabilities are superior to those of our competitors.

         Many of our competitors have substantially greater capital resources, sequencing capabilities, research and developmental staffs, facilities, manufacturing and marketing experience, distribution channels and human resources than us. These competitors may discover, characterize or develop important genes, drug targets or leads, drug discovery technologies or drugs before us or our customers or which are more effective than those developed by us or our customers, or may obtain regulatory approvals of their drugs more rapidly than our customers do, any of which could have a material adverse effect on any of our similar programs. Moreover, these competitors may obtain patent protection on their intellectual property rights that would limit our rights or our customers' ability to use our products to commercialize therapeutic diagnostic or vaccine products.

         In addition, in our internal development efforts we may compete with our customers to whom we have granted access to our proprietary databases.

         Future competition will come from existing competitors as well as other companies seeking to develop new technologies for drug discovery based on gene sequencing, target gene identification, bioinformatics and related technologies. In addition, certain pharmaceutical and biotechnology companies have significant needs for genomic information and may choose to develop or acquire competing technologies to meet such needs. In the area of bioinformatics, we also face competition from providers of software. A number of companies have announced their intent to develop and market software to assist pharmaceutical companies and academic researchers in managing and analyzing their own genomic data and publicly available data.

WE FACE RAPID TECHNOLOGICAL CHANGE IN THE GENOMICS INDUSTRY WHICH COULD RESULT IN DRUG DEVELOPMENT TECHNOLOGY SUPERIOR TO THAT WHICH WE ARE DEVELOPING.

         The field of genomics is characterized by significant and rapid technological change. Many of our competitors have greater research and development capabilities and experience, as


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well as greater financial resources than do we. They may develop techniques for genomic- based drug discovery that are superior to those we are developing and render our technologies non-competitive or obsolete even before they generate revenue.

WE PLAN TO MAKE A SUBSTANTIAL INVESTMENT TO BUILD A NEW PHARMACOGENOMICS PROGRAM AND INCREASE OUR INVESTMENT IN OUR INFECTIOUS DISEASE FRANCHISE, BOTH OF WHICH ARE COMMERCIALLY UNPROVEN, AND ARE AREAS IN WHICH WE LACK EXTENSIVE OPERATING EXPERIENCE.

         The area of pharmacogenomics is relatively new and it has not been proven to be commercially viable. We intend to make a significant investment to build a new pharmacogenomics program. We lack extensive experience in utilizing pharmacogenomics in drug development programs and in marketing our pharmacogenomics capabilities to pharmaceutical companies. In the area of infectious disease, we plan to move further down the drug development process toward identifying and validating compounds internally. This activity will require increased research and development investment in an area where we lack experience. If our new product programs in either of these areas prove unsuccessful, our results of operations may be materially adversely affected.

OUR INTELLECTUAL PROPERTY PROTECTION MAY BE INADEQUATE TO PROTECT OUR PROPRIETARY RIGHTS.

         Our success will depend, in part, on our ability to obtain commercially valuable patent claims and protect our intellectual property. Our patent positions are generally uncertain and involve complex legal and factual questions. Legal standards relating to the validity and scope of claims in our technology field are still evolving. Therefore, the degree of future protection for our proprietary rights is uncertain.

The risks and uncertainties that we face with respect to our patents and other proprietary rights include the following:

- the pending patent applications we have filed or to which we have exclusive rights may not result in issued patents or may take longer than we expect to result in issued patents

- the claims of any patents which are issued may be limited from those in our patent applications as filed and may not provide meaningful protection

- we may not be able to develop additional proprietary technologies that are patentable

- the patents licensed or issued to us or our customers may not provide a competitive advantage

- other companies may challenge patents licensed or issued to us or our customers

- patents issued to other companies may substantially impair our ability to conduct our business


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-        other companies may independently develop similar or alternative technologies or duplicate our technologies

- other companies may design around technologies we have licensed or developed

         We may apply for patent protection for compositions and methods relating to gene expression and disease-specific patterns of gene expression that we identify and individual disease genes and targets that we discover. These patent applications may include claims relating to novel genes, gene fragments, single nucleotide polymorphisms (SNPs) or encoded protein and to novel uses for known genes, gene fragments, SNPs or proteins identified from the use of our genomic information and our databases.

         We may not be able to obtain meaningful patent protection for our discoveries. Even if patents are issued, their scope of coverage or protection is uncertain. For example, we or our collaborators have filed patent applications with respect to a number of full length genes and corresponding proteins and partial genes of H. pylori, of M. leprae and several other organisms. These applications seek to protect these full length and partial gene sequences and corresponding proteins, as well as equivalent sequences and products and uses derived from these sequences and proteins. Some court decisions and U S Patent & Trademark office guidelines indicate that disclosure of a partial sequence may not be sufficient to support the patentability of a full length sequence.

         In addition, we are aware that companies have published patent applications relating to nucleic acids encoding several H. pylori proteins and, in other disease programs, relating to genes for which we have found mutations of interest. If these companies are issued patents, their patents may limit our ability and the ability of our collaborators to practice under any patents that may be issued to our collaborators or us. Because of this, we or our collaborators may not be able to obtain patents with respect to the genes of infectious agents such as H. pylori, or the value of certain other patents issued to us or our collaborators that are the subject of other collaborations may be limited. Also, even if a patent was issued to us, the scope of coverage or protection afforded to such patent may be limited.

OUR PROPRIETARY POSITION MAY DEPEND ON OUR ABILITY TO PROTECT TRADE SECRETS.

         We rely on trade secret protection for our confidential and proprietary information and procedures, including procedures relating to sequencing genes and to searching and identifying important regions of genetic information. We currently protect such information and procedures as trade secrets. We protect our trade secrets through recognized practices, including access control, confidentiality agreements with employees, consultants, collaborators, and customers, and other security measures. These confidentiality agreements may be breached, however, and we may not have adequate remedies for any such breach. In addition, our trade secrets may otherwise become known or be independently developed by competition.

WE MAY INFRINGE THE INTELLECTUAL PROPERTY RIGHTS OF THIRD PARTIES AND MAY BECOME INVOLVED IN EXPENSIVE INTELLECTUAL PROPERTY LITIGATION.


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         The intellectual property rights of biotechnology companies, including our company, are generally uncertain and involve complex legal, scientific and factual questions. Our success in the functional genomics field may depend, in part, on our ability to operate without infringing on the intellectual property rights of others and to prevent others from infringing on our intellectual property rights.

         There has been substantial litigation regarding patents and other intellectual property rights in the genomics industry. We may become party to patent litigation or proceedings at the U.S. Patent and Trademark Office or a foreign patent office to determine our patent rights with respect to third parties which may include subscribers to our database information services. Interference proceedings in the U.S. Patent Office or opposition proceedings in a foreign patent office may be necessary to establish which party was the first to discover such intellectual property. We may become involved in patent litigation against third parties to enforce our patent rights, to invalidate patents held by such third parties, or to defend against such claims. The cost to us of any patent litigation or similar proceeding could be substantial, and it may absorb significant management time. If an infringement suit against us is resolved unfavorably, we may be enjoined from manufacturing or selling certain of our products or services without a license from a third party. We may not be able to obtain such a license on commercially acceptable terms, or at all.

         The U.S. Patent and Trademark Office has begun issuing patents to third parties relating to single nucleotide polymorphisms, commonly referred to as SNPs. We believe that many patent applications covering SNPs have been filed with the U.S. PTO. Therefore, our ability to obtain patent protection on SNPs could be reduced.

PUBLIC DISCLOSURE OF GENOMICS SEQUENCE DATA COULD JEOPARDIZE OUR INTELLECTUAL PROPERTY PROTECTION AND HAVE AN ADVERSE EFFECT ON THE VALUE OF OUR PRODUCTS AND SERVICES.

         The federally funded Human Genome Project and other research consortia engaged in similar research have committed to make available to the public basic human sequence data. These disclosures might limit the scope of our claims or make subsequent discoveries related to full-length genes unpatentable. We cannot be certain that such publication of sequence data has not affected and will not affect the ability to obtain patent protection. Customers may conclude that uncertainties about this type of protection decrease the value of our information products and services, and as a result, we may be required to reduce the fees we charge for these products and services. In addition, there has been recent public discussion questioning whether patent protection should be available for gene sequences. If our partners or we are unable to obtain patents for gene sequences, our business could be materially adversely affected.

WE MAY NOT BE ABLE TO OBTAIN MEANINGFUL PATENT PROTECTION FOR DISCOVERIES UNDER OUR GOVERNMENT CONTRACTS.

         Under our government grants and contracts, the government has a statutory right to practice or have practiced any inventions developed under the government research contracts. In addition, under certain circumstances, such as inaction on our part or the part of our


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licensees to achieve practical application of the invention or a need to alleviate public health or safety concerns not reasonably satisfied by us or our licensees, the government has the right to grant to other parties licenses to any inventions first reduced to practice under the government grants and contracts. If the government grants such a license to a third party, our patent position may be jeopardized. In addition, the government has ownership rights in the data, clones, genes and other material derived from the material furnished to us by the government, while we have ownership rights in other technology developed solely by us. We are also obligated under certain government grants to submit sequencing data and materials resulting from our research to public databases within 24 hours from the date such data and materials are developed. Our ability to obtain patent protection for our discoveries and inventions may be adversely affected by this publication.

INTERNATIONAL PATENT PROTECTION IS UNCERTAIN.

         Patent law outside the United States is uncertain and is currently undergoing review and revision in many countries. Further, the laws of some foreign countries may not protect our intellectual property rights to the same extent as U.S. laws. We may participate in opposition proceedings to determine the validity of our or our competitors' foreign patents, which could result in substantial costs and diversion of our efforts. Finally, some forms of patent protection available in the United States are not available to us in foreign countries due to the laws of those countries.

THE USE OF OUR GENOMIC PRODUCTS AND SERVICES BY OUR CUSTOMERS MAY BE SUBJECT TO GOVERNMENT REGULATION.

         The manufacture and marketing of products, which may be developed by our collaborators or us, are subject to certain U.S. Food and Drug Administration or other regulatory approvals. For example, any new drug developed by our efforts or the efforts of our customers must undergo an extensive regulatory review process. This process can take many years and require substantial expense. Also, changes in FDA policies and the policies of similar foreign regulatory bodies can increase the delay for each new drug, product license and biological license application. We expect similar delays in the regulatory review process for any diagnostic or agricultural product, where similar review or other approval is required. Even if marketing clearance is obtained, a marketed product and its manufacturer are subject to continuing review. Discovery of previously unknown problems with a product may result in withdrawal of the product from the market.

         Furthermore, we may be directly subject to regulations as a provider of diagnostic information. To the extent that such regulations restrict the sale of our products or impose other costs, our business may be materially adversely affected.

OUR RESEARCH AND PRODUCT DEVELOPMENT DEPENDS ON ACCESS TO TISSUE SAMPLES AND OTHER BIOLOGICAL MATERIALS AND GENE DATA FROM INDIVIDUALS.


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         To continue to build our database products, we will need access to normal and diseased human and other tissue samples, other biological materials and related clinical and other information, which may be in limited supply. We compete with many other companies for these materials and information. We may not be able to obtain or maintain access to these materials and information on acceptable terms. In addition, government regulation in the United States and foreign countries could result in restricted access to, or use of, human and other tissue samples. If we lose access to sufficient numbers or sources of tissue samples, or if tighter restrictions are imposed on our use of the information generated from tissue samples, our business may be harmed. Competition among genomics companies is also increasing for access to unique data from related individuals that we use to identify genes for specific human diseases.

ETHICAL, LEGAL AND SOCIAL ISSUES RELATED TO THE USE OF GENETIC INFORMATION AND GENETIC TESTING MAY CAUSE LESS DEMAND FOR OUR PRODUCTS.

         Genetic testing has raised issues regarding confidentiality and the appropriate uses of the resulting information. For example, consumers have expressed concerns towards insurance carriers and employers using such tests to discriminate on the basis of such information, resulting in barriers to the acceptance of such tests. This could lead to governmental authorities calling for limits on or regulation of the use of genetic testing or prohibit testing for genetic predisposition to certain diseases, particularly those that have no known cure. Any of these scenarios could reduce the potential markets for our products.

WE RELY ON FUNDING FROM THE UNITED STATES GOVERNMENT.

         As of August 31, 2000, we had approximately $22.5 million of government research contracts outstanding under which we had not yet completed all of the services. Funding under our government grants and research contracts is subject to appropriation each year by the United States Congress and can be discontinued or reduced at any time. In addition, we cannot be certain that we will receive additional grants or contracts in the future. The government's failure to fund our research in this area not only would end our participation in the program, but might adversely affect the industry-wide perception of genomics and the utility of genomic information.

WE MAY NOT SUCCEED IN REALIZING ANY ADDITIONAL REVENUE FROM THE PATHOGENOME DATABASE.

         In 1997, we introduced the PathoGenome Database that consists of genetic information from more than thirty microbial organisms. In the past, our strategy for our database depended on entering into subscription agreements with pharmaceutical, biotechnology and other companies for the use of our database. Each of the agreements that we have with our customers is for a specific term, and we anticipate that they may not be renewed upon expiration or may be renewed at a substantially lower price. We are pursuing initiatives to increase access to our database. We cannot be sure that these initiatives will be successful. If any agreements expire and are not renewed and we are unsuccessful in broadening access to our database, our revenue would suffer.


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OUR SALES CYCLE IS LENGTHY AND WE MAY SPEND CONSIDERABLE RESOURCES ON
UNSUCCESSFUL NEGOTIATION EFFORTS OR MAY NOT BE ABLE TO COMPLETE DEALS ON THE SCHEDULE ANTICIPATED.

         Our ability to obtain new customers for genomic information products depends on our customers' belief that we can help accelerate their drug discovery efforts. Our negotiation cycle is typically lengthy because we need to educate potential customers and sell the benefits of our products and services to a variety of constituencies within companies. In addition, each agreement involves the negotiation of unique terms. We may expend substantial funds and management effort with no assurance that an agreement will result. Actual and proposed consolidations of pharmaceutical companies have affected and may in the future affect the timing and progress of our ability to conclude deals with collaborative partners.

WE MAY NEED TO RAISE ADDITIONAL FUNDS IN THE FUTURE.

         We believe that our existing cash and marketable securities together with borrowings under equipment financing arrangements and anticipated cash flow from operations will be sufficient to support our current plans for at least one year. However, we may choose to raise additional capital due to market conditions or strategic considerations even if we have sufficient funds for our operating plan. In particular, we may need additional funds to increase our research and development activities. We may seek funding through additional public or private equity offerings, debt financings or agreements with customers. If we raise additional capital by issuing equity or convertible debt securities, the issuances may dilute share ownership of existing investors and future investors may be granted rights superior to those of current shareholders. Additional financing may not be available when needed, or, if available, may not be available on favorable terms. If we cannot obtain adequate financing on acceptable terms when such financing is required, our business will be adversely affected.

WE DEPEND ON KEY PERSONNEL IN A HIGHLY COMPETITIVE MARKET FOR SKILLED PERSONNEL.

         We are highly dependent on the principal members of our senior management and key scientific and technical personnel. None of our employees are bound by a long-term employment agreement or are the subject of key man life insurance. The loss of any of these personnel could have a material adverse effect on our ability to achieve our goals. Our future success is also dependent upon our ability to attract and retain additional qualified scientific, technical and managerial personnel. Our plan to build our pharmacogenomics program will require us to hire a number of new personnel with expertise in this area. We experience intense competition for qualified personnel and may not be able to continue to attract and retain skilled personnel necessary for the development of our business.

OUR ACTIVITIES INVOLVE HAZARDOUS MATERIALS AND MAY SUBJECT US TO ENVIRONMENTAL LIABILITY.

         Our research and development activities involve the controlled use of hazardous and radioactive materials and biological waste. We are subject to federal, state and local laws and regulations governing the use, manufacture, storage, handling and disposal of these materials


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
and certain waste products. Although we believe that our safety procedures for handling and disposing of these materials comply with legally prescribed standards, we cannot completely eliminate the risk of accidental contamination or injury from these materials. In the event of an accident, we could be held liable for damages or penalized with fines, and this liability could exceed our resources.

         We believe that we are in compliance in all material respects with applicable environmental laws and regulations and currently do not expect to make material additional capital expenditures for environmental control facilities in the near term. However, we may have to incur significant costs to comply with current or future environmental laws and regulations.

WE MAY HAVE DIFFICULTY MANAGING OUR GROWTH.

         We expect to continue to experience growth in the number of our employees and customers and the scope of our operations. In particular, we plan significant growth in our sequencing and pharmacogenomics business. This growth may continue to place a significant strain on our management and operations. Our ability to manage this growth will depend upon our ability to broaden our management team and our ability to attract, hire and retain skilled employees. Our success will also depend on the ability of our officers and key employees to continue to implement and improve our operational and other systems, to manage multiple, concurrent customer relationships and to hire, train and manage our employees. In addition, we must continue to invest in customer support resources as the number of database customers and their requests for support increase. Our customers may have worldwide operations and require support at multiple U.S. and foreign sites.

MULTIPLE FACTORS BEYOND OUR CONTROL MAY CAUSE FLUCTUATIONS IN OUR OPERATING RESULTS AND MAY CAUSE OUR BUSINESS TO SUFFER.

         Our revenues and results of operations may fluctuate significantly, depending on a variety of factors, including the following:

- our success in concluding deals for, and changes in the demand for, our products

- variations in the timing of payments from partners and customers and the recognition of these payments as revenues

-        the terms we are able to negotiate in our deals

-        the timing of our new product introductions, if any

- changes in the research and development budgets of our customers and potential customers

-        the introduction of new products and services by our competitors


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-        regulatory actions

- expenses related to, and the results of, litigation and other proceedings relating to intellectual property rights

-        the cost and timing of our adoption of new technologies

- the cost, quality and availability of cell and tissue samples, reagents and related components and technologies, including those supplied to us pursuant to contractual arrangements

-        our sales cycle for concluding alliances and other deals is lengthy

     We will not be able to control many of these factors. In addition, if our revenues in a particular period do not meet expectations, we may not be able to adjust our expenditures in that period, which could cause our business to suffer. We believe that period-to-period comparisons of our financial results will not necessarily be meaningful. You should not rely on these comparisons as an indication of our future performance. If our operating results in any future period fall below the expectations of securities analysts and investors, our stock price may fall, possibly by a significant amount.

FUTURE ACQUISITIONS MAY ABSORB SIGNIFICANT RESOURCES AND MAY BE UNSUCCESSFUL.

         As part of our strategy, we may pursue acquisitions, investments and other relationships and alliances. Acquisitions may involve significant cash expenditures, debt incurrence, additional operating losses, dilutive issuances of equity securities, and expenses that could have a material adverse effect on our financial condition and results of operations. For example, to the extent that we elect to pay the purchase price for such acquisitions in shares of our stock, the issuance of additional shares of our stock will be dilutive to our stockholders. Acquisitions involve numerous other risks, including:

- difficulties integrating acquired technologies and personnel into our business

-        diversion of management from daily operations

-        inability to obtain required financing on favorable terms

-        entering new markets in which we have little or no previous experience

-        potential loss of key employees or customers of acquired companies

- assumption of the liabilities and exposure to unforseen liabilities of acquired companies


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
-        amortization of the intangible assets of acquired companies

     It may be difficult for us to complete these types of transactions quickly and to integrate the businesses efficiently into our current business. Any acquisitions or investments by us may ultimately have a negative impact on our business and financial condition.


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